20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: 532 2688, 522 3112
Telex: HX 75370
Fax: 810 4108, 868 5230, 877 2487

02 JAN 22 AM 8:41

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)



PROCESSED
JAN 2 9 2002
THOMSON
FINANCIAL

Our Ref: GSD/TCHL/4101
21st December, 2001
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 21st December, 2001
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : 2001 - 2002 Interim Report

Date : as of 30th September, 2001

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

2001-2002 INTERIM REPORT

大昌集團有限公司

（於百慕達註冊成立之有限公司）

2001-2002 年度中期報告

I am pleased to report the unaudited results of the Group for the six months ended 30th September, 2001.

Consolidated Profit and Loss Account

For the six months ended 30th September, 2001

		(Unaudited) Six Months Ended	
		30/9/2001	30/9/2000
	Note	***HK$Million***	*HK$Million*
Turnover	*2*	**216.9**	151.1
Cost of property sales		**(159.5)**	(88.5)
Property expenses		**(17.5)**	(18.9)
Gross profit		**39.9**	43.7
Administrative expenses		**(22.2)**	(21.3)
Provision for diminution in value of investment securities		**(7.0)**	–
Operating profit	*3*	**10.7**	22.4
Finance costs		**(9.9)**	(6.3)
Share of profits of associated companies		**43.5**	33.9
Profit before taxation		**44.3**	50.0
Taxation	*4*	**(7.1)**	(8.2)
Profit attributable to shareholders		**37.2**	41.8
Dividends			
Interim, proposed, of 2 cents (2000: 2 cents) per ordinary share		**12.4**	12.4
Earnings per share	*5*	**6.02¢**	6.77¢

A separate consolidated statement of recognised gains and losses is not presented because there was no recognised gains or losses other than the profit for the period.

Consolidated Balance Sheet
As at 30th September, 2001

	Note	**(Unaudited) 30/9/2001 *HK$Million***	(Audited) 31/3/2001 *HK$Million*
Fixed assets		**178.5**	178.5
Associated companies		**1,364.0**	1,369.2
Investment securities		**46.8**	39.2
Mortgage loans receivable		**18.1**	–
Current assets			
Properties for sale		**3,166.7**	3,330.0
Properties under development		**31.3**	30.8
Debtors, deposits and prepayments	6	**18.9**	48.7
Bank balances and cash		**68.8**	75.7
		3,285.7	3,485.2
Current liabilities			
Creditors, deposits and accruals	7	**71.1**	76.1
Bank loans – secured		**129.0**	405.9
Bank loans – unsecured		**55.0**	60.0
Current portion of long term liabilities	9	**4.0**	–
Taxation		**3.9**	3.2
		263.0	545.2
Net current assets		**3,022.7**	2,940.0
Employment of funds		**4,630.1**	4,526.9
Financed by:			
Share capital		**61.7**	61.7
Retained profit	8	**2,915.9**	2,891.1
Other reserves		**1,574.1**	1,574.1
Proposed dividend		**12.4**	–
Shareholders' funds		**4,564.1**	4,526.9
Long term liabilities	9	**66.0**	–
Funds employed		**4,630.1**	4,526.9

Condensed Consolidated Cash Flow Statement
For the six months ended 30th September, 2001

	(Unaudited) Six Months Ended	
	30/9/2001	30/9/2000
	HK$Million	*HK$Million*
Net cash inflow from operating activities	**187.1**	16.9
Net cash inflow from returns on investments and servicing of finance	**33.0**	46.5
Tax refund/(paid)	**0.8**	(0.3)
Net cash outflow from investing activities	**(15.9)**	(31.9)
Net cash outflow from financing	**(211.9)**	(41.9)
Decrease in cash and cash equivalents	**(6.9)**	(10.7)
Cash and cash equivalents at 1st April	**75.7**	85.6
Cash and cash equivalents at 30th September	**68.8**	74.9
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	**68.8**	74.9

Notes:

1. ACCOUNTING POLICIES

These unaudited consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March, 2001 except that the group has adopted new SSAPs which became effective for the current accounting period:

(a) SSAP No. 9: Events after the balance sheet date

In accordance with SSAP No. 9, the group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has no impact on the interim accounts for the period ended 30th September, 2001.

(b) SSAP No. 30: Business combinations

Previously goodwill arising on the acquisition of subsidiaries was written off to reserves in the year of acquisition. Under SSAP No. 30, goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment of the goodwill will be recognised as an expense in the profit and loss account immediately.

The group has adopted SSAP No. 30 retroactively by transferring all the goodwill previously written off against reserves of HK$2.5 million from other reserves to retained profit as at 1st April, 2000, as all these goodwill amounts would have been fully amortised had they been capitalised and amortised over 20 years. Accordingly, there is no impact to the group's profit and loss accounts for the period ended 30th September, 2001 and for the year ended 31st March, 2001 as a result of the adoption of this new SSAP.

2. TURNOVER

The group is principally engaged in property investment and development, investment holding and property management.

An analysis of the group's turnover and contribution to operating results by principal activity and by geographical area is as follows:

	Turnover Six Months Ended		**Operating results** Six Months Ended	
	30/9/2001 ***HK$Million***	30/9/2000 *HK$Million*	**30/9/2001** ***HK$Million***	30/9/2000 *HK$Million*
(a) By principal activity:				
Property development	**169.8**	113.3	**(23.3)**	(10.1)
Property rental	**42.3**	32.1	**35.7**	26.1
Investment and finance	**0.4**	0.8	**(8.0)**	0.2
Others	**4.4**	4.9	**(3.6)**	(0.1)
	216.9	151.1	**0.8**	16.1
Associated companies			**43.5**	33.9
			44.3	50.0
(b) By geographical area:				
Hong Kong	**216.7**	139.3	**46.8**	51.0
United States of America	**0.2**	11.8	**(2.5)**	(1.0)
	216.9	151.1	**44.3**	50.0

3. OPERATING PROFIT

	Six Months Ended	
	30/9/2001	30/9/2000
	HK$Million	*HK$Million*
Operating profit is stated after charging the following:		
Auditors' remuneration	**0.6**	0.6
Depreciation	**0.1**	0.1
Directors' remuneration		
– fees	**0.1**	0.1
– salaries, bonuses and other emoluments	**1.6**	1.6
– provident fund contributions	**0.1**	0.1
Operating lease rentals – land and buildings	**2.9**	2.4
Outgoings in respect of		
– investment properties	**1.5**	1.4
– other properties	**1.7**	1.7
Provident fund contributions less forfeitures	**1.2**	1.0
Employee costs (excluding directors' remuneration and provident fund contributions)	**21.3**	22.0

4. TAXATION

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

	Six Months Ended	
	30/9/2001	30/9/2000
	HK$Million	*HK$Million*
Company and subsidiaries:		
Hong Kong profits tax	**0.8**	2.5
Associated companies:		
Hong Kong profits tax	**6.3**	5.7
	7.1	8.2

5. EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$37.2 million (2000: HK$41.8 million) and ordinary shares in issue of 617,531,425 (2000: 617,531,425).



6. DEBTORS, DEPOSITS AND PREPAYMENTS

Ageing analysis

	30/9/2001	31/3/2001
	HK$Million	*HK$Million*
0-3 months	**9.0**	34.2
Over 3 months	**–**	–
	9.0	34.2
Deposits and prepayments	**9.9**	14.5
	18.9	48.7

The credit terms given to the customers vary and are generally based on the financial strengths of individual customers.

7. CREDITORS, DEPOSITS AND ACCRUALS

Ageing analysis

	30/9/2001	31/3/2001
	HK$Million	*HK$Million*
0-3 months	**0.3**	0.9
Over 3 months	**1.2**	1.7
	1.5	2.6
Deposits and accruals	**69.6**	73.5
	71.1	76.1

8. RETAINED PROFIT

	HK$Million
At 1st April, 2000 as previously reported	2,991.4
Effect of the adoption of SSAP 30 *(note 1(b))*	(2.5)
At 1st April, 2000 as restated	2,988.9
Loss for the year	(85.4)
Interim dividend paid	(12.4)
At 31st March, 2001	2,891.1
Company and subsidiaries	3,191.9
Associated companies	(300.8)
At 31st March, 2001	2,891.1
At 1st April, 2001 as previously reported	2,893.6
Effect of the adoption of SSAP 30 *(note 1(b))*	(2.5)
At 1st April, 2001 as restated	2,891.1
Profit for the period	37.2
Proposed dividend	(12.4)
At 30th September, 2001	2,915.9
Company and subsidiaries	3,223.1
Associated companies	(307.2)
At 30th September, 2001	2,915.9

9. LONG TERM LIABILITIES

	30/9/2001 ***HK$Million***	31/3/2001 *HK$Million*
Secured bank loans – wholly repayable within five years	**70.0**	–
Less: Amounts repayable within one year included under current liabilities	**(4.0)**	–
	66.0	–

The maturity of the group's long term liabilities is as follows:

	30/9/2001 ***HK$Million***	31/3/2001 *HK$Million*
Secured bank loans		
Within one year	**4.0**	–
In the second year	**4.0**	–
In the third to fifth year	**62.0**	–
	70.0	–

10. PLEDGE OF ASSETS

Certain properties of the group with a carrying value of HK$882.0 million (31st March, 2001: HK$1,188.0 million) have been pledged to banks as security for facilities granted to the extent of HK$277.0 million (31st March, 2001: HK$519.9 million) against which HK$199.0 million (31st March, 2001: HK$405.9 million) has been utilised at the balance sheet date.

11. COMMITMENTS

	30/9/2001 *HK$Million*	31/3/2001 *HK$Million*
Capital commitment in respect of investment securities	**125.7**	109.0

12. CONTINGENT LIABILITIES

	30/9/2001 *HK$Million*	31/3/2001 *HK$Million*
Guarantees for credit facilities on behalf of associated companies	**159.4**	260.0

Interim Dividend

The Directors declared an interim dividend of 2 cents per share, same as last year. The said interim dividend is payable on 22nd February, 2002.

Register of Members

The Register of Members will be closed from 7th January, 2002 to 11th January, 2002, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 4th January, 2002 in order that they may receive their dividend entitlement.

Management Discussion and Analysis

Interim Results

The Group's unaudited profit attributable to shareholders for the six months ended 30th September, 2001 amounted to HK$37.2 million as compared with HK$41.8 million for the same period in 2000.

Property Development

Construction of Talega Business Park in California will begin shortly.

In view of the current resurgence of interest in residential properties, your Group is marketing the small number of remaining units in Nerine Cove and Parkview Court.

Hotel

Sheraton-Hong Kong Hotel, in which your Group has a 35% interest, has performed better than expected. Even though there was a drop in arrivals from the U.S. after the September 11 terrorist attacks, there was growth from Asian countries.

High-Tech Investments

Your Group has made new commitments to invest US$4 million in U.S. venture capital funds which will invest over the next four to five years mainly in communication technologies and biotechnologies.

Prospects

Hong Kong is currently experiencing economic difficulties, with negative growth and deflation. It is not expected that there would be improvements at least until the second half of next year.

Your Group with its strong financial position will take advantage of the opportunities presented during the current economic downturn over the next twelve months.

Liquidity and Financial Resources

At 30th September, 2001, the Group's borrowings net of cash was HK$185.2 million as compared with HK$390.2 million at 31st March, 2001. 74.0% of the Group's borrowings were payable within one year and 26.0% were payable between two to five years. The Group's borrowings were denominated in Hong Kong dollars.

Committed borrowing facilities available to the Group, but not drawn at 30th September, 2001, amounted to HK$146.0 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 5.6% at 30th September, 2001, compared to 10.3% at 31st March, 2001.

Employees

The Group, excluding associated companies, employs a total of 251 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.5 million for the period ended 30th September, 2001. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and mandatory provident fund scheme.

Directors' Interests

At 30th September, 2001, the interests of the Directors and Chief Executive in the shares of the Company as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance were as follows:

	Number of Shares				
Name	Personal interests	Family interests	Corporate interests	Other interests	Total
David Pun Chan	105,194,971	–	*61,335,074	–	**166,530,045**
Chan Sau Ching	20,132,706	–	–	–	**20,132,706**
Kwok Chi Leung	221,212	–	–	–	**221,212**
Li Wing Sau	37,000	–	–	–	**37,000**

**Note:* Such shares were held through a corporation which is wholly owned by Mr. David Pun Chan.

During the period under review, the Company did not grant any rights to its Directors or Chief Executive to subscribe for shares of the Company.

Substantial Shareholders

At 30th September, 2001, the register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance showed that the Company has been notified of the following interest, being 10% or more of the Company's issued share capital. This interest is in addition to those disclosed above in respect of the Directors and Chief Executive:

Name	Number of Shares beneficially held
Chan Poon Wai Kuen	96,185,380

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

Compliance with the Code of Best Practice

During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 13th December, 2001

本人謹以欣悅之心情報告截至二零零一年九月三十日止上半年度本集團未經審核業績概要。

綜合損益表

截至二零零一年九月三十日止六個月

	附註	(未經審核) 截至 30/9/2001 止六個月 *港幣百萬元*	(未經審核) 截至 30/9/2000 止六個月 *港幣百萬元*
營業額	*2*	**216.9**	151.1
出售物業成本		**(159.5)**	(88.5)
物業開支		**(17.5)**	(18.9)
毛利		**39.9**	43.7
行政開支		**(22.2)**	(21.3)
投資證券降值準備		**(7.0)**	–
營業溢利	*3*	**10.7**	22.4
財務費用		**(9.9)**	(6.3)
攤佔聯營公司溢利		**43.5**	33.9
除稅前溢利		**44.3**	50.0
稅項	*4*	**(7.1)**	(8.2)
股東應佔溢利		**37.2**	41.8
股息			
擬派中期股息，每普通股二仙(二零零零年：二仙)		**12.4**	12.4
每股盈利	*5*	**6.02¢**	6.77¢

期間除溢利外並無其他已確認損益，因而沒有分開列出綜合已確認損益表。

綜合資產負債表
二零零一年九月三十日結算

	附註	（未經審核） 30/9/2001 港幣百萬元	（已審核） 31/3/2001 港幣百萬元
固定資產		**178.5**	178.5
聯營公司		**1,364.0**	1,369.2
投資證券		**46.8**	39.2
應收按揭貸款		**18.1**	—
流動資產			
待售物業		**3,166.7**	3,330.0
發展中物業		**31.3**	30.8
應收賬款、按金及預付款項	6	**18.9**	48.7
銀行存款及現金		**68.8**	75.7
		3,285.7	3,485.2
流動負債			
應付賬款、按金及應計款項	7	**71.1**	76.1
銀行貸款－有抵押		**129.0**	405.9
銀行貸款－無抵押		**55.0**	60.0
長期債項一年內應還額	9	**4.0**	—
稅項		**3.9**	3.2
		263.0	545.2
流動資產淨值		**3,022.7**	2,940.0
資金運用		**4,630.1**	4,526.9
資金來源：			
股本		**61.7**	61.7
保留盈餘	8	**2,915.9**	2,891.1
其他儲備金		**1,574.1**	1,574.1
建議股息		**12.4**	—
股東權益		**4,564.1**	4,526.9
長期債項	9	**66.0**	—
已運用資金		**4,630.1**	4,526.9

簡明綜合現金流量表
截至二零零一年九月三十日止六個月

	(未經審核) 截至 30/9/2001 止六個月 *港幣百萬元*	(未經審核) 截至 30/9/2000 止六個月 *港幣百萬元*
經營活動所得之淨現金流入	**187.1**	16.9
投資回報及融資費用之 淨現金流入	**33.0**	46.5
退回稅款／(已付稅款)	**0.8**	(0.3)
投資活動之淨現金流出	**(15.9)**	(31.9)
融資之淨現金流出	**(211.9)**	(41.9)
現金及現金等價物減少	**(6.9)**	(10.7)
四月一日之現金及現金等價物	**75.7**	85.6
九月三十日之現金及現金等價物	**68.8**	74.9
現金及現金等價物結存之分析: 銀行存款及現金	**68.8**	74.9

附註:

1. **會計政策**

此未經審核綜合中期報告乃遵照香港會計師公會發佈之會計實務準則第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16之規定編製。

本賬目應與二零零一年之年報一併閱讀。

除本集團採納下列於本會計期間生效之新會計實務準則外,編製中期報告所採納之會計政策及計算方法與截至二零零一年三月三十一日止年度年報中所採用者一致:

(甲) 會計實務準則第9號:資產負債表日後事項

按照會計實務準則第9號,本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更對截至二零零一年九月三十日止之中期報告沒有影響。

(乙) 會計實務準則第30號：企業合併

原先因購入附屬公司股份產生之商譽於收購當年從儲備金賬項中扣除。按照會計實務準則第30號，商譽應予以資本化並於其不多於二十年之估計可用年期以直線法攤銷。任何商譽之減值於損益表中確認。

本集團先前從儲備金賬項中扣除港幣二百五十萬元之商譽如予以資本化並分二十年攤銷，現已全數攤銷，故本集團採納會計實務準則第30號時按追溯原則將此等商譽從其他儲備金轉撥至保留盈餘。按此，採納此新會計實務準則後並沒有對本集團截至二零零一年九月三十日止期間及二零零一年三月三十一日止年度之損益表有任何影響。

2. 營業額

本集團主要從事地產投資及發展、投資控股及物業管理業務。

集團之營業額及營業溢利按主要業務及地域性分析如下：

	營業額		營業溢利	
	截至 30/9/2001 止六個月 *港幣百萬元*	截至 30/9/2000 止六個月 *港幣百萬元*	**截至 30/9/2001 止六個月** *港幣百萬元*	截至 30/9/2000 止六個月 *港幣百萬元*
(甲) 主要業務：				
地產發展	**169.8**	113.3	**(23.3)**	(10.1)
租金收入	**42.3**	32.1	**35.7**	26.1
投資及財務	**0.4**	0.8	**(8.0)**	0.2
其他	**4.4**	4.9	**(3.6)**	(0.1)
	216.9	151.1	**0.8**	16.1
聯營公司			**43.5**	33.9
			44.3	50.0
(乙) 地域性：				
香港	**216.7**	139.3	**46.8**	51.0
美國	**0.2**	11.8	**(2.5)**	(1.0)
	216.9	151.1	**44.3**	50.0

3. 營業溢利

	截至 30/9/2001 止六個月 *港幣百萬元*	截至 30/9/2000 止六個月 *港幣百萬元*
營業溢利已扣除下列各項目:		
核數師酬金	**0.6**	0.6
折舊	**0.1**	0.1
董事酬金		
一袍金	**0.1**	0.1
一薪金、花紅及其他酬金	**1.6**	1.6
一公積金供款	**0.1**	0.1
營業性租賃之租金一房地產	**2.9**	2.4
物業之支出		
一投資物業	**1.5**	1.4
一其他物業	**1.7**	1.7
公積金供款減沒收額	**1.2**	1.0
僱員開支(不包括董事酬金及公積金供款)	**21.3**	22.0

4. 稅項

香港利得稅準備乃根據期內估計之應課稅溢利按照稅率百分之十六(二零零零年:稅率百分之十六)計算。

	截至 30/9/2001 止六個月 *港幣百萬元*	截至 30/9/2000 止六個月 *港幣百萬元*
本公司及附屬公司		
香港利得稅	**0.8**	2.5
聯營公司		
香港利得稅	**6.3**	5.7
	7.1	8.2

5. 每股盈利

每股盈利乃按股東應佔溢利港幣三千七百二十萬元(二零零零年:港幣四千一百八十萬元)及已發行普通股617,531,425股(二零零零年:617,531,425股)計算。

6. 應收賬款、按金及預付款項

賬齡分析

	30/9/2001 *港幣百萬元*	31/3/2001 *港幣百萬元*
零至三個月	**9.0**	34.2
三個月以上	**–**	–
	9.0	34.2
按金及預付款項	**9.9**	14.5
	18.9	48.7

給予顧客之信貸條款各異，一般按個別顧客之財政狀況衡量。

7. 應付賬款、按金及應計款項

賬齡分析

	30/9/2001 *港幣百萬元*	31/3/2001 *港幣百萬元*
零至三個月	**0.3**	0.9
三個月以上	**1.2**	1.7
	1.5	2.6
按金及應計款項	**69.6**	73.5
	71.1	76.1

8. 保留盈餘

	港幣百萬元
二零零零年四月一日結餘，如前呈報	2,991.4
採納會計實務準則第30號之影響（*附註1(b)*）	(2.5)
二零零零年四月一日結餘，經重列	2,988.9
本年度虧損	(85.4)
已派中期股息	(12.4)
二零零一年三月三十一日結餘	2,891.1
本公司及附屬公司	3,191.9
聯營公司	(300.8)
二零零一年三月三十一日結餘	2,891.1
二零零一年四月一日結餘，如前呈報	2,893.6
採納會計實務準則第30號之影響（*附註1(b)*）	(2.5)
二零零一年四月一日結餘，經重列	2,891.1
期間溢利	37.2
建議股息	(12.4)
二零零一年九月三十日結餘	2,915.9
本公司及附屬公司	3,223.1
聯營公司	(307.2)
二零零一年九月三十日結餘	2,915.9

9. 長期債項

	30/9/2001 ***港幣百萬元***	31/3/2001 *港幣百萬元*
有抵押之銀行貸款		
一須於五年內全部償還	**70.0**	–
減：已包括在流動負債之一年內應還額	**(4.0)**	–
	66.0	–

本集團長期債項之到期日如下：

	30/9/2001 ***港幣百萬元***	31/3/2001 *港幣百萬元*
有抵押之銀行貸款		
一年內	**4.0**	–
二年內	**4.0**	–
第三至五年內	**62.0**	–
	70.0	–

10. 資產之抵押

本集團以賬面值共約港幣882,000,000元（二零零一年三月三十一日：港幣1,188,000,000元）之物業作抵押，取得銀行貸款額共港幣277,000,000元（二零零一年三月三十一日：港幣519,900,000元）。於資產負債表結算日，上述貸款額已被動用者計為港幣199,000,000元（二零零一年三月三十一日：港幣405,900,000元）。

11. 承擔

	30/9/2001 *港幣百萬元*	31/3/2001 *港幣百萬元*
投資證券之資本承擔	**125.7**	109.0

12. 或然負債

	30/9/2001 *港幣百萬元*	31/3/2001 *港幣百萬元*
提供貸款擔保予聯營公司	**159.4**	260.0

中期股息

董事局宣佈將於二零零二年二月二十二日派發中期股息每股港幣二仙，與去年同期之股息相同。

股東名冊

股東名冊定於二零零二年一月七日至二零零二年一月十一日（首尾兩天包括在內）暫停辦理股票過戶手續。凡持有本公司股份而欲收取上述中期股息者，務須於二零零二年一月四日下午四時前，將有關股票連同過戶文件交到本公司在香港之股票登記過戶處香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理過戶手續。

管理層之討論及分析

中期業績

截至二零零一年九月三十日止上半年度本集團未經審核股東應佔溢利為港幣三千七百二十萬元，去年同期則為港幣四千一百八十萬元。

地產發展

位於加利福尼亞洲之Talega Business Park地盤將於短期內動工。

鑑於近期置業者對住宅物業恢復興趣和信心，集團趁此時機將南浪海灣及慧景閣尚餘之少量單位推出發售。

酒店

本集團擁有百分之三十五權益之喜來登酒店今年業務較預期為佳。雖然「九一一」恐怖襲擊事件發生後，到港美國旅客數目減少，但來自亞洲國家的旅客卻有所增加。

高科技投資

本集團新承諾投資四百萬美元於美國創業資本基金，該等基金將會於未來四至五年內，主要投資於電訊科技及生物科技業務上。

展望

香港現正經歷經濟困境，整體經濟出現通縮現象及負增長，預期最快也要到明年下半年才可望有所改進。本集團藉著其穩健的財政狀況，將會把握目前經濟下調所帶來的商機於未來十二個月進行有利的投資活動。

流動資金狀況及財務資源

於二零零一年九月三十日，本集團在扣除現金後之貸款淨額為港幣一億八千五百二十萬元，而於二零零一年三月三十一日則為港幣三億九千零二十萬元。本集團貸款中有74.0%須於一年內償還，有26.0%之貸款須於第二至五年內償還。本集團貸款以港元結算。

於二零零一年九月三十日，本集團已獲批核但未動用之信貸額為港幣一億四千六百萬元。所有該等銀行融資以浮動利率計算利息，而有關息率會定期調整。於二零零一年九月三十日之資本負債比率為5.6%， 而二零零一年三月三十一日則為10.3%。

僱員

除聯營公司外，本集團於香港及美國兩地僱用共二百五十一名員工。於二零零一年九月三十日止上半年度僱員開支（不包括董事酬金）達港幣二千二百五十萬元。本集團按年檢討僱員之薪酬，其他僱員福利包括醫療津貼、無需僱員供款之公積金計劃及強制性公積金計劃。

董事權益

於二零零一年九月三十日，依證券（披露權益）條例第二十九條而設置之登記冊所載記錄，各董事及行政總裁在本公司股份中之權益如下：

	股份數目				
姓名	個人權益	家屬權益	法團權益	其他權益	總數
陳　斌	105,194,971	–	*61,335,074	–	**166,530,045**
陳秀清	20,132,706	–	–	–	**20,132,706**
郭志樑	221,212	–	–	–	**221,212**
李永修	37,000	–	–	–	**37,000**

**註：　該等股份乃透過一間由陳斌先生全資擁有之公司所持有。*

於上半年度，本公司並無授予其董事或行政總裁任何可認購本公司股份之權利。

主要股東

於二零零一年九月三十日，依證券（披露權益）條例第十六（一）條設置之主要股東登記冊，顯示本公司已接獲下列持有超過本公司已發行股本百分之十或以上權益之通知。此權益並不包括於以上透露之董事及行政總裁之權益內：

姓名	實益持有股份數目
陳潘慧娟	96,185,380

購買、出售或贖回上市證券

回顧上半年度，本公司並無贖回任何公司之上市證券。另本公司或各附屬公司於上半年內均無購買或出售本公司任何上市證券。

審核委員會

審核委員會與管理層已審閱本集團之會計原則及慣例，並商討過內部監控與財務申報事宜，包括審閱此未經審核中期賬目。

遵守最佳應用守則

在上半年度內，本公司一直遵守香港聯合交易所有限公司上市規則之最佳應用守則，惟因根據本公司之細則規定，非執行董事須在股東週年大會上輪值告退及重選連任，彼等之任期並無訂明。

最後本人謹對公司同寅之勤奮與忠誠深表感謝。

承董事局命
陳斌
主席

香港，二零零一年十二月十三日